

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02020259

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 2-14-02
1-61225

February 20, 2002

PROCESSED
MAR 1 8 2002
THOMSON
FINANCIAL
P

1934
Section 14A-8
Rule
Public Availability 2/20/2002

Garrett L. Stackman
Senior Attorney
American Home Products Corporation
5 Giralda Farms
Madison, NJ 07940

Re: American Home Products Corporation

Dear Mr. Stackman:

This is in regard to your letter dated February 14, 2002 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, the General Board of Pension and Health, the American Baptist Home Mission Society of the American Baptist Churches, USA and Catholic Healthcare West for inclusion in American Home Products' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that American Home Products therefore withdraws its December 21, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

cc: Reverend Seamus P. Finn, OMI
Director
Justice and Peace/Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue NE
Washington, DC 20017-1516

AMERICAN HOME PRODUCTS CORPORATION

FIVE GIRALDA FARMS, MADISON, NEW JERSEY 07940, (973) 660-5000

December 21, 2001


RECEIVED
DEC 26 2001
384

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Regarding
HIV/AIDS-TB-MALARIA

Dear Sir or Madam:

American Home Products Corporation (the "Company") has received for inclusion in the proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") a shareholder proposal (the "Proposal") from several proponents (the "Proponents") recommending the Board of Directors develop and implement a policy to provide affordable pharmaceuticals for the prevention and treatment of HIV/AIDS, tuberculosis and malaria. A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2002 Annual Meeting pursuant to (i) Rule 14a-8(i)(7) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal relates to the Company's ordinary business operations; and (ii) Rule 14a-8(i)(5) under the Exchange Act, because the Proposal is not significantly related to the Company's business.

I. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporate laws of most states (including Delaware, the state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of Directors and management and not the stockholders.[1] In some cases, a proposal otherwise within the ambit of Rule 14a-8(i)(7) is not permitted to be omitted because the proposal falls within a range of issues with "significant policy, economic or other implications."

In the Company's view, the decisions of (i) which pharmaceutical products to develop and in which therapeutic areas the Company should concentrate its limited resources, (ii) where such products are distributed and (iii) how to price marketable products is a complex matter which is at the core of ordinary business decisions which are properly vested with Company management as authorized by the Board of Directors. The Company further believers that these decisions are outside of the purview of shareholders and should remain with management.

The Proposal focuses on development and sale of products to prevent and treat three specific infectious diseases HIV/AIDS, tuberculosis and malaria. The SEC Staff has in many no-action letters permitted the exclusion of proposals under Rule 14a-8(i)(7) when the proposals relate to the sale of a particular product[2] or seek to provide input into the development of a drug company's products.[3] In addition, the Company believes that the public or social policy implications of the Proposal should not override the ordinary business exception and therefore the Company believes the Proposal is excludable under Rule 14a-8(i)(7).

In addition, the SEC has indicated that in the event a proposal seeks an advisory report, as is the case with the Proposal, it would be excludable if the proposed report would involve a matter of ordinary business.[4]

II. Rule 14a-8(i)(5) – Not Significantly Related to the Company's Business

Rule 14a-8(i)(5) permits exclusion of stockholder proposals if a proposal is not significantly related to the Company's business.

---

[1] *See*, Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors" in Rule 14a-8(i)(7).

[2] *See,* Wal-*Mart Stores, Inc.* (March 20, 2001); *Wal-Mart Stores, Inc.* (March 9, 2001); *Albertson's Inc.* (March 23, 2001); *Walgreen Co.* (Sept. 29, 1997; *Bristol-Myers Squibb Co.* (Mar. 10, 1992); *Bristol-Myers Squibb Co.* (Mar. 7, 1991); *International Business Machines* (March 7, 1988); *Archer Daniels Midland Co.* (Aug. 14, 1987); and *Quaker Oats Co.* (Aug. 14, 1987).

[3] See, *Merck and Co.* (Jan. 23, 1997).

[4] *See*, Exchange Act Release No. 20,091 (August 16, 1983), in which the Staff stated that it will allow companies to exclude proposals requiring issuance of a report on a subject within the scope of the registrant's ordinary business, because to do otherwise "raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity."

The Proposal relates the development and distribution of pharmaceuticals for the prevention and treatment of HIV/AIDS, tuberculosis and malaria in Africa. The Company currently has no marketed drugs to treat HIV/AIDS but does have one drug lead which is in very early development. The Company currently markets a small number of products which may be prescribed to treat malaria and tuberculosis. The net sales and gross profits for these drugs for 2000 were less than 5% of the net sales and gross profits for the Company and total assets relating thereto were also less than the 5% threshold set forth in Rule 14a-8(i)(5). In addition, the Company does not believe that the Proposal otherwise is significantly related to the Company's business and therefore the Proposal should be excludable under Rule 14a-8(i)(5).

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2002 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2002 Annual Meeting on or about March 19, 2002.

A copy of this letter and enclosures is being mailed to each of the Proponents.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annexes. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman
Senior Attorney

Encl.

cc: Missionary Oblates of Mary Immaculate

The General Board of Pension and Health Benefits
of The United Methodist Church

American Baptist Home Mission Society
of The American Baptist Churches, USA

Catholic Healthcare West

Eileen M. Lach
Corporate Secretary

HIV/AIDS-TB-MALARIA

WHEREAS:

The HIV/AIDS epidemic constitutes a global emergency – one of the most formidable challenges to human life and dignity as well as to the effective enjoyment of human rights;

By the end of the year 2000, 36.1 million people worldwide were living with HIV/AIDS, 90% in developing countries and 75% in Sub-Sahara Africa;

All are affected by this epidemic, but people in developing countries are the most affected, and young women, young adults and children, particularly girls, are them most vulnerable;

African Heads of Governments have pledged to target at least 15% of their annual national budgets to address the HIV/AIDS epidemic. Actions to reach this target will need to be complemented by international assistance;

Tuberculosis is now the world's leading infectious killer, taking 2 million lives a year, and is a frequent complication of AIDS. Malaria causes 1.1 million deaths annually. Both diseases are growing more difficult to treat because of the spread of drug-resistant strains;

Access to medication in the context of such pandemics is a fundamental element of achieving physical and mental health;

Effective prevention, care and treatment strategies will require increased availability of, and non-discriminatory access to vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development;

Availability and affordability of drugs and related technology are factors to be reviewed and addressed. There is need to reduce the cost of these drugs and technologies;

Some countries within the most seriously affected regions have begun to promote innovation and the development of domestic industries in order to increase access to medicines to protect people's health;

The impact of international trade agreements on access to or local manufacturing of essential drugs and on the development of new drugs needs to be evaluated;

THEREFORE BE IT RESOLVED:
Shareholders request the Board of Directors to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford.

A report of the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholders six months after the 2002 annual meeting.

(cont.)

SUPPORTING STATEMENT:

Pharmaceutical companies have the unique mission to provide health-giving medicines, often making the difference between life and death. This is the time for pharmaceutical companies to offer the kind of leadership necessary to address diseases that afflict so many people throughout the world, especially in African countries. "Making life-saving medicines more affordable for poor countries is vital for improving public heath. More importantly, it is realistic." (Press Release, WHO/WTO Workshop - Pricing/Financing of Essential Drugs, April 11, 2001)

One way to make needed drugs accessible and affordable is to grant voluntary licenses to African countries that request them. This would enable the production of generic drugs for prevention and treatment of infectious diseases. Improved access to effective and affordable medicines is essential for the people's health in these nations.

2002final



Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

January 30, 2002

Mr. John Stafford
Chief Executive Officer
Fiver Giralda Farms
Madison, NJ 07940

Dear Mr. Stafford:

I am writing to inform you that we have decided to withdraw the stockholder resolution, which we submitted for consideration at the annual meeting of the corporation on HV-AIDS, TB, and Malaria.

While your filing with the SEC argues that this issue falls within the ordinary business of the corporation and is not significantly related to the business of the company I do want to reiterate our belief that this is an issue which is of utmost significance for millions of human beings and a ethical and moral challenge for all including especially the pharmaceutical industry.

I must say that I am profoundly disappointed that our company did not see fit to respond personally to interested shareholders on this issue and instead sought refuge in the legal framework of the SEC. You have every right to do this but I find it very disappointing.

We continue to be concerned about the agreement on TRIPS which emerged from the World Trade Organization meeting in Doha and will be monitoring its application and implementation. The interpretation of this agreement and its use in various trade agreements is a central concern for us. It is important that this agreement not be interpreted to hinder access to necessary medicines especially for the treatment of HIV-AIDS, TB or Malaria.

We are hopeful that our Company will seriously consider a contribution to the Global AIDS Fund. Currently, a number of things await clarification concerning this fund. What is clear is the need for a pledge from individual countries and from corporations and individuals. The U.S. has thus far agreed to donate up to as much as $250 million. Given our share of the global economy the proportionate share would be $2.5 billion. Only a few companies have made formal pledges to the fund and we continue to hope that American Home Products will contribute and also advocate for a more generous donation by the U.S. government.

Rural clinics, hospitals and hospices from different countries in Africa have identified specific medicines for the treatment of people who are HIV-positive, afflicted with TB or Malaria or other opportunistic infections associated with HIV. We are hopeful that American Home Products, our

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

Company, will continue to seek out specific ways through which they can donate needed medicines to these treatment facilities and services.

The expectation that the poor and less developed countries can pay the same amount for medicines as people in North America and Europe is simply not realistic. This leaves the poor always in a begging situation or totally dependant on the generosity of the donating corporation to acquire adequate medicines. We hope that American Home Products will continue to support mechanisms and policies that can make medicines available to the most vulnerable societies and peoples in a dignified and respectful manner.

I am hopeful that representatives of our Company will be available to address these issues with us in the future. A number of my fellow shareholders in the Interfaith Center on Corporate Responsibility, because of their relationship with different countries in Africa, are extremely interested in these issues and will continue to advocate on behalf of the more than 35 million people who are plagued with this epidemic.

Sincerely,



Rev. Séamus P. Finn, OMI
Director
Justice and Peace/Integrity of Creation Office
Missionary Oblates of Mary Immaculate

cc: Securities and Exchange Commission
Sr. Pat Wolf RSM, ICCR
Susan Vickers
Rosemary Moynihan

Missionary Oblates of Mary Immaculate
Justice and Peace Office -- United States Province

391 Michigan Avenue, NE ♦ Washington, DC 20017
Tel.: 202-281-1608 ♦ Fax: 202-636-9444 ♦ E-mail: seamus@omiusa.org

FAX TRANSMITTAL COVER SHEET

DATE: 30 January 2002

TO: SEC, Division of Corporate Finance

FAX NUMBER: 202-942-9525

SENDER: **Rev. Séamus P. Finn, O.M.I.**

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 2



AMERICAN HOME PRODUCTS CORPORATION

FIVE GIRALDA FARMS, MADISON, NEW JERSEY 07940, (973) 660-5000

February 14, 2002

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Regarding
HIV/AIDS-TB-MALARIA

Dear Sir or Madam:

American Home Products Corporation (the "Company") submitted a no-action request letter, dated December 21, 2001, regarding the above-captioned stockholder proposal received for inclusion in the proxy materials for its 2002 Annual Meeting of Stockholders from several proponents. The proposal has been withdrawn by all of the proponents and therefore no further review of the request need be undertaken by the staff.

Please call me at (973) 660-5835 if you have any questions.

Sincerely,

Garrett L. Stackman
Senior Attorney


SEC MAIL PROCESSING
RECEIVED
FEB 15 2002
143
WASH, D.C. SECTION

cc: Missionary Oblates of Mary Immaculate
The General Board of Pension and Health Benefits
of The United Methodist Church
American Baptist Home Mission Society
of The American Baptist Churches, USA
Catholic Healthcare West

Eileen M. Lach - Corporate Secretary